UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 2)

BROOKFIELD CORPORATION

(Name of Issuer)

Class A Limited Voting Shares

(Title of Class of Securities)

11271J107

(CUSIP Number)

Allison Smith

Partners Value Investments L.P.

c/o PVI Management Trust

73 Front Street, 5th Floor

Hamilton HM12

Bermuda

+1 (441) 294-3310

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 27, 2023

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No. 11271J107	SCHEDULE 13D

1	Names of Reporting Persons PARTNERS VALUE INVESTMENTS L.P.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒-Joint Filing
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization BERMUDA

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 128,566,815 (1)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 128,566,815 (1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 128,566,815(1)
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 8.2%(2)
14	Type of Reporting Person (See Instructions) PN

(1)

This amount consists of Class A Limited Voting Shares of Brookfield Corporation held by the reporting person through its subsidiaries Partners Value Investments Inc. and Partners Value Split Corp. This amount also includes (on an as-exchanged basis) class A exchangeable limited voting shares (“Class A Exchangeable Shares”) and class A-1 exchangeable non-voting shares (“Class A-1 Exchangeable Shares”) of Brookfield Reinsurance Ltd. (“Brookfield Reinsurance”), which are exchangeable into Class A Limited Voting Shares of Brookfield Corporation on a one-for-one basis.

(2)	Based on 1,558,523,533 Class A Limited Voting Shares of Brookfield Corporation outstanding as of September 30, 2023.

CUSIP No. 11271J107	SCHEDULE 13D

1	Names of Reporting Persons PARTNERS VALUE SPLIT CORP.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒-Joint Filing
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization ONTARIO

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 119,611,449
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 119,611,449

11	Aggregate Amount Beneficially Owned by Each Reporting Person 119,611,449
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 7.7%(1)
14	Type of Reporting Person (See Instructions) CO

(1)	Based on 1,558,523,533 Class A Limited Voting Shares of Brookfield Corporation outstanding as of September 30, 2023.

CUSIP No. 11271J107	SCHEDULE 13D

1	Names of Reporting Persons PARTNERS VALUE INVESTMENTS INC.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒-Joint Filing
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization ONTARIO

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 8,955,366
	8	Shared Voting Power 119,611,449
	9	Sole Voting Power 8,955,366(1)
	10	Shared Voting Power 119,611,449

11	Aggregate Amount Beneficially Owned by Each Reporting Person 128,566,815
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 8.2%(2)
14	Type of Reporting Person (See Instructions) CO

(1)

This amount includes securities held directly and through controlled affiliates and also includes (on an as-exchanged basis) Class A Exchangeable Shares and Class A-1 Exchangeable Shares of Brookfield Reinsurance, which are exchangeable into Class A Limited Voting Shares of Brookfield Corporation on a one-for-one basis.

(2)	Based on 1,558,523,533 Class A Limited Voting Shares of Brookfield Corporation outstanding as of September 30, 2023.

Explanatory Note

This Amendment No. 2 to Schedule 13D (this “Amendment No. 2”) is being filed jointly by Partners Value Investments L.P., a limited partnership established under the laws of Bermuda (“PVI LP”), Partners Value Split Corp., a corporation formed under the laws of the Province of Ontario, Canada (“PV Split”), and Partners Value Investments Inc. a corporation formed under the laws of the Province of Ontario, Canada (“PVII” and collectively with PVI LP and PV Split, the “Reporting Persons”), and relates to the Class A Limited Voting Shares (“Class A Shares”) of Brookfield Corporation (“Brookfield”).

This Amendment No. 2 reflects, among other things, (i) the removal of Partners Limited (“Partners Limited”) as a reporting person, (ii) the addition of PVII as a Reporting Person (which was formed as a result of the amalgamation of Partners Limited, Partners Value Investments Inc. and certain other related entities in the Arrangement described in Item 4, with the resulting entity continuing to be named Partners Value Investments Inc. and such resulting entity referred to herein as “PVII”) and (iii) the closing of the previously disclosed Arrangement (as described in Item 4 below).

Information and defined terms reported in the original Schedule 13D (including the Amendment No. 1 thereto) (the “Schedule 13D”) remain in effect except to the extent that they are amended or superseded by information or defined terms contained in this Amendment No. 2.

Item 2. Identity and Background

Item 2 of the Schedule 13D is hereby amended and supplemented as follows:

PVII shall be deemed a “Reporting Person” and Partners Limited shall not be deemed to be a “Reporting Person” for purposes of this Schedule 13D, as amended hereby. The Reporting Persons are making this single, joint filing because they may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Act. The agreement among the Reporting Persons to file this Amendment No. 2 jointly (the “Joint Filing Agreement”) is attached hereto as Exhibit 99.2.

Items 2(a), (b), (c) and (f) of the original Schedule 13D is hereby amended to remove references to Partners Limited, including the schedules of directors and officers thereof, and supplemented as follows:

The principal business address of PVI LP is 73 Front Street, Fifth Floor, Hamilton, Bermuda HM 12 and the principal business of PVI LP is that of an investment holding company.

PVII is a wholly-owned subsidiary of PVI LP. The principal business address of PVII is Brookfield Place, 181 Bay Street, Suite 100, Toronto, Ontario, M55 2T3, Canada and the principal business of PVII is that of an investment holding company.

Schedules I, II, and III to this Amendment No. 2 sets forth the names of directors and executive officers (to be included as “Scheduled Persons”) of PVI Management Trust, the general partner of PVI LP (“PVI Management Trust”), PV Split and PVII, and their respective principal occupations, addresses, and citizenships.

Item 2(d)-(e) of the original Schedule 13D is hereby amended to add PVII, to remove references to Partners Limited, and is supplemented as follows:

During the last five years, none of Reporting Persons and, to their respective knowledge, none of the Scheduled Persons, has been: (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which, he, she or it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

The information set forth in Item 4 of this Amendment No. 2 is hereby incorporated by reference.

Item 4. Purpose of Transaction

Item 4 of the Schedule 13D is hereby supplemented as follows:

On March 3, 2023, PVII (prior to the Arrangement described below) and Brookfield Reinsurance entered into an exchange agreement, pursuant to which PVII sold and transferred to Brookfield Reinsurance, and Brookfield Reinsurance purchased and received from PVII, 915,000 Class A Shares, in exchange for the issuance by Brookfield Reinsurance of 915,000 Class A Exchangeable Shares of Brookfield Reinsurance to PVII on a private placement basis. The Class A Exchangeable Shares are exchangeable into Class A Shares on a one-for-one basis.

On October 11, 2023, Brookfield Reinsurance commenced an offer (the “Offer”) to exchange up to 40,000,000 Class A Shares of Brookfield for newly-issued Class A-1 Exchangeable Shares of Brookfield Reinsurance, which are (i) exchangeable into Class A Shares and (ii) convertible into Class A Exchangeable Shares of Brookfield Reinsurance, in each case on a one-for-one basis. The Offer expired on November 13, 2023 and closed on November 16, 2023. PVII (prior to the Arrangement described below) and one of its controlled affiliates tendered an aggregate of 14,111,461 Class A Shares to the Offer and received in the aggregate 14,111,461 Class A-1 Exchangeable Shares in exchange for such tendered Class A Shares upon closing of the Offer.

On November 24, 2023, PVII, Partners Value Investments LP, PVI Management Trust and Partners Limited completed a plan of arrangement pursuant to the Business Corporations Act (Ontario) (the “Arrangement”) in order to reorganize the affairs of PVII. The principal objectives of the Arrangement were to simplify the ownership of PVII and increase the liquidity of PVI LP’s securities. On November 27, 2023, among other things, through a series of steps in the Arrangement, an aggregate of 706,753 Class A Exchangeable Shares and 6,793,247 Class A-1 Exchangeable Shares were distributed to equity holders of PVI LP.

On November 28, 2023, PVII converted 500,000 Class A-1 Exchangeable Shares into 500,000 Class A Exchangeable Shares.

Item 5. Interest in Securities of the Issuer

Item 5(a)-(c) of the Schedule 13D are hereby amended and restated as follows:

(a)-(b)

PVI LP is the beneficial owner of 128,566,815 Class A Shares over which PVI LP has shared voting and dispositive power through its subsidiaries PVII, which beneficially owns 8,955,366 Class A Shares directly and through controlled affiliates, and PV Split, which beneficially owns 119,611,449 Class A Shares. The foregoing amounts include 723,411 Class A Exchangeable Shares and 6,874,521 Class A-1 Exchangeable Shares of Brookfield Reinsurance that may be exchanged into Class A Shares on a one-for-one basis that are beneficially owned by PVII directly and through controlled affiliates. Such Class A Shares beneficially owned by PVI LP constitute approximately 8.2% of the issued and outstanding Class A Shares based on 1,558,523,533 Class A Shares outstanding as of September 30, 2023.

PV Split is the beneficial owner of 119,611,449 Class A Shares, all of which PV Split has shared voting and dispositive power with PVI LP. In the aggregate, such Class A Shares beneficially owned by PV Split constitute approximately 7.7% of the issued and outstanding Class A Shares based on 1,558,523,533 Class A Shares outstanding as of September 30, 2023.

PVII is the beneficial owner of 128,566,815 Class A Shares, all of which PVII has shared voting and dispositive power with PVI LP. The foregoing amounts include 723,411 Class A Exchangeable Shares and 6,874,521 Class A-1 Exchangeable Shares of Brookfield Reinsurance that may be exchanged into Class A Shares on a one-for-one basis that are beneficially owned by PVII directly and through controlled affiliates. In the aggregate, such Class A Shares beneficially owned by PVII constitute approximately 8.2% of the issued and outstanding Class A Shares based on 1,558,523,533 Class A Shares outstanding as of September 30, 2023.

(c)

The information set forth in Item 4 of this Amendment No. 2 is hereby incorporated by reference. Other than the transactions described in this Amendment No. 2, there have been no transactions by the Reporting Persons in the Class A Shares during the past 60 days.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended as follows:

The information set forth in Item 4 of this Amendment No. 2 is hereby incorporated by reference.

Item 7. Material to be Filed as Exhibits

Exhibit 99.2 Joint Filing Agreement

SIGNATURES

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, each of the undersigned certifies as to itself that the information set forth in this statement is true, complete and correct.

Dated: November 29, 2023

PARTNERS VALUE INVESTMENTS L.P., by its general partner, PVI MANAGEMENT TRUST

By:	/s/ Allison Smith
	Name:	Allison Smith
	Title:	Secretary

PARTNERS VALUE SPLIT CORP.

By:	/s/ Kathy Sarpash
	Name:	Kathy Sarpash
	Title:	Senior Vice President, General Counsel and Secretary

PARTNERS VALUE INVESTMENTS INC.

By:	/s/ Kathy Sarpash
	Name:	Kathy Sarpash
	Title:	General Counsel and Secretary

SCHEDULE I

PVI MANAGEMENT TRUST, as General Partner of

PARTNERS VALUE INVESTMENTS L.P.

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship
James Alexander Bodi, Trustee	73 Front Street, 5th Floor, Hamilton HM 12, Bermuda	Managing Director, Legal & Regulatory of Brookfield Asset Management Ltd.	Canada

Brian D. Lawson, Trustee and Chief Executive Officer	181 Bay Street, Suite 100, Toronto, Ontario M5J 2T3, Canada	Vice Chair, Brookfield Corporation	Canada

Frank N.C. Lochan, Trustee and Chairman	181 Bay Street, Suite 100, Toronto, Ontario M5J 2T3, Canada	Corporate Director	Canada

Allison Smith, Secretary	73 Front Street, 5th Floor, Hamilton HM 12, Bermuda	Director, Legal & Regulatory of Brookfield Asset Management Ltd.	Bermuda

Danesh K. Varma, Trustee	One Canada Square, Level 25 Canary Wharf, London E14 5AA, United Kingdom	Corporate Director	Canada and United Kingdom

SCHEDULE II

PARTNERS VALUE SPLIT CORP.

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship
Kunal Dusad, Senior Vice President	181 Bay Street, Suite 100, Toronto, Ontario M5J 2T3, Canada	Senior Vice President, Brookfield Asset Management Ltd.	Canada

Brian D. Lawson, Chairman, Chief Executive Officer and Director	181 Bay Street, Suite 100, Toronto, Ontario M5J 2T3, Canada	Vice Chair, Brookfield Corporation	Canada

Frank N.C. Lochan, Director	181 Bay Street, Suite 100, Toronto, Ontario M5J 2T3, Canada	Corporate Director	Canada

Bahir Manios, President	181 Bay Street, Suite 100, Toronto, Ontario M5J 2T3, Canada	Chief Financial Officer of Brookfield Asset Management Ltd.	Canada

Kathy Sarpash, Senior Vice President, General Counsel and Secretary	181 Bay Street, Suite 100, Toronto, Ontario M5J 2T3, Canada	Managing Director, Brookfield Asset Management Ltd.	Canada

Danesh K. Varma, Director	One Canada Square, Level 25 Canary Wharf, London E14 5AA U.K.	Corporate Director	Canada and United Kingdom

Jason Weckwerth, Chief Financial Officer	181 Bay Street, Suite 100, Toronto, Ontario M5J 2T3, Canada	Vice President, Brookfield Corporation	Canada

Ralph J. Zarboni, Director	181 Bay Street, Suite 100, Toronto, Ontario M5J 2T3, Canada	Corporate Director	Canada

SCHEDULE III

PARTNERS VALUE INVESTMENTS INC.

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship
Kunal Dusad, Senior Vice President	181 Bay Street, Suite 100, Toronto, Ontario M5J 2T3, Canada	Senior Vice President, Brookfield Asset Management Ltd.	Canada

Brian D. Lawson, Chairman, Chief Executive Officer and Director	181 Bay Street, Suite 100, Toronto, Ontario M5J 2T3, Canada	Vice Chair, Brookfield Corporation	Canada

Frank N.C. Lochan, Director	181 Bay Street, Suite 100, Toronto, Ontario M5J 2T3, Canada	Corporate Director	Canada

Bahir Manios, President	181 Bay Street, Suite 100, Toronto, Ontario M5J 2T3, Canada	Chief Financial Officer of Brookfield Asset Management Ltd.	Canada

Kathy Sarpash, General Counsel and Secretary	181 Bay Street, Suite 100, Toronto, Ontario M5J 2T3, Canada	Managing Director, Brookfield Asset Management Ltd.	Canada

Danesh K. Varma, Director	One Canada Square, Level 25 Canary Wharf, London E14 5AA, United Kingdom	Corporate Director	Canada and United Kingdom

Jason Weckwerth, Chief Financial Officer	181 Bay Street, Suite 100, Toronto, Ontario M5J 2T3, Canada	Vice President, Brookfield Corporation	Canada

Ralph J. Zarboni, Director	181 Bay Street, Suite 100, Toronto, Ontario M5J 2T3, Canada	Corporate Director	Canada